September 13, 2005


      Mail Stop 4561

Marian J. Barcikowski
Chief Financial Officer
Universal Guardian Holdings, Inc.
4695 MacArthur Blvd.
Suite 300
Newport Beach, CA  92660

      Re:	Universal Guardian Holdings, Inc.
		Form 10-KSB for the year ended December 31, 2004
      Filed 4/18/05
      File No. 000-24755

Dear Mr. Barcikowski:

      We have reviewed your response letter dated August 19, 2005 and have the following additional comment. As previously stated, this comment may require amendment to the referenced filings previously filed with the Commission.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Notes to Consolidated Financial Statements

Note 2 - Acquisitions

Strategic Security Solutions International Ltd., page F-15

1. We note in your response to comment 2 that most of the contracts acquired in connection with the SSSI acquisition were for less than a year, and were therefore assigned no value apart from goodwill. However, it appears that certain customer related intangibles may have existed at the time of purchase based upon SSSI`s relationship with foreign government agencies. Please advise us what consideration, if any, you gave to EITF 02-17 when considering the value of SSSI customer related intangibles that may extend past the life of the associated contract. If you determine that customer intangibles existed at the time of the SSSI acquisition, please quantify for us the fair value of these intangibles and revise your financial statements as necessary.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.






      You may contact Kristi Beshears at (202) 551-3429 or me at
(202) 551-3486 if you have questions.



						Sincerely,



Daniel L. Gordon
Branch Chief

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Universal Guardian Holdings, Inc.
September 13, 2005
Page 1